                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                            Whitehall Jewellers, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  965 063 10 0
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JWL ACQUISITION CORP.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK E. SCHWARZ
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEVEN J. PULLY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JOHN P. MURRAY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK A. FORMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 10 of 18 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          CLINTON J. COLEMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 11 of 18 Pages
---------------------                                     ----------------------

         The following  constitutes  Amendment No. 7 ("Amendment  No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

         Item 4 is hereby amended to add the following:

         On January 5, 2006, Newcastle Partners,  L.P. and JWL Acquisition Corp.
filed a complaint (the  "Complaint") in the United States District Court for the
Southern District of New York against Whitehall Jewellers,  Inc.  ("Whitehall"),
Prentice Capital Management,  L.P.  ("Prentice") and Holtzman  Opportunity Fund,
L.P. ("Holtzman").  The Complaint alleges that Whitehall,  Prentice and Holtzman have engaged in a series of violations of the federal securities laws, including violations  of tender  offer  rules and  regulations.  Among other  things,  the
Complaint  alleges that  Prentice and Holtzman  have been  secretly  acquiring a control  block of shares,  without  disclosing  their  plans and  purchases,  in violation of Section 13(d) and Section 14(d) of the  Securities  Exchange Act of
1934, as amended (the "Exchange Act"). According to the Complaint,  Prentice and
Holtzman have engaged in a de facto tender offer,  under which a select group of shareholders  are being  offered a  substantial  premium  to market  prices as a coercive device to pressure them to tender their shares.

         The Complaint further alleges that Whitehall has violated federal proxy laws by failing to disclose the  activities  of Prentice and Holtzman in support of the proposals  submitted by Whitehall  management  for  consideration  at the special  meeting of  shareholders  scheduled  for January 19, 2006 (the "Special
Meeting").

         The  Complaint  also  alleges  that  Whitehall  has  violated  Delaware corporate law by favoring  Prentice and Holtzman in the auction now underway for control of Whitehall.  The Board of Whitehall has tilted the playing field,  the
Compliant  asserts,  by invoking  Whitehall's  "poison pill" against  Newcastle, while waiving this protective device against Prentice. Whitehall's waiver of the poison  pill is  effectively  permitting  Prentice  to  purchase  control,  with selected  shareholders  receiving a controlled  premium.  The Complaint  further alleges that the proxy is false and  misleading  for  asserting  that a majority vote at the Special  Meeting  will be  sufficient  to approve the reverse  stock
split  proposed  by  Whitehall   management.   Rather,  the  Complaint  seeks  a
declaration that, under Whitehall's  charter,  75% of the outstanding  shares is required.

         As  relief  for  these  alleged   violations,   the  Complaint   seeks
declaratory and injunctive relief, including, among other things:

         (a) to enjoin  defendants from violating  Section 14(a) of the Exchange
Act and the rules and regulations promulgated thereunder;

         (b) to enjoin  defendants from proceeding with any proxy  solicitation, or attempting  to exercise or utilize in any manner any written proxy  delivered to defendants, until such time as defendants have complied with all requirements of the Exchange Act, including,  without limitation the filing of a complete and accurate Schedule 14A and compliant definitive proxy materials;

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 12 of 18 Pages
---------------------                                     ----------------------

         (c) to enjoin  defendants from violating  Section 13(d) of the Exchange
Act and the rules and regulations promulgated thereunder;

         (d) to enjoin  defendants from proceeding with any proxy  solicitation, or attempting  to exercise or utilize in any manner any written proxy  delivered to defendants, until such time as defendants have complied with all requirements of the Exchange Act, including,  without limitation the filing of a complete and accurate Schedule 13D and compliant definitive proxy materials;

         (e) to  enjoin  Whitehall  from  invoking  the  "poison  pill"  against plaintiffs;

         (f) to enjoin  Whitehall  from engaging in a violation of Section 14(d)
of the Exchange Act by purchasing shares without complying with the tender offer rules; and

         (g) to declare that under  Whitehall's  charter any reverse stock split requires approval by a vote of 75% of Whitehall's shareholders.

         Item 7 is hereby amended to add the following exhibit:

         7.   Press Release issued by Newcastle  Partners,  L.P., dated January
              5, 2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 13 of 18 Pages
---------------------                                     ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated:   January 5, 2006              NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      JWL ACQUISITION CORP.

                                      By: /s/ John P. Murray
                                         ---------------------------------------
                                         John P. Murray, President

                                      /s/ Mark E. Schwarz
                                      -----------------------------------------
                                      MARK E. SCHWARZ

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 14 of 18 Pages
---------------------                                     ----------------------

                                      /s/ John P. Murray
                                      ------------------------------------------
                                      JOHN P. MURRAY

                                      /s/ Mark A. Forman
                                      ------------------------------------------
                                      MARK A. FORMAN

                                      /s/ Clinton J. Coleman
                                      ------------------------------------------
                                      CLINTON J. COLEMAN

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 15 of 18 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                     Page

1.   Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,      --
     Newcastle Capital  Management,  L.P.,  Newcastle Capital Group, L.L.C.
     and Mark E. Schwarz, dated April 18, 2005 (previously filed).

2.   Joint  Filing  Agreement  by  and  among  Newcastle  Partners,   L.P.,   --
     Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
     L.L.C.,  Mark E.  Schwarz  and  Steven J.  Pully,  dated  July 6, 2005
     (previously filed).

3.   Letter to the Special Committee of the Board of Directors of Whitehall   --
     Jewellers, Inc., dated October 26, 2005 (previously filed).

4.   Joint  Filing  Agreement  by  and  among  Newcastle  Partners,   L.P.,   --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital  Group,
     L.L.C.,  Mark E.  Schwarz,  Steven J. Pully and John P. Murray,  dated
     November 29, 2005 (previously filed).

5.   Director  Nomination  Letter  to  Whitehall  Jewellers,   Inc.,  dated   --
     December 13, 2005 (previously filed)

6.   Joint  Filing  and  Solicitation  Agreement  by  and  among  Newcastle   --
     Partners,  L.P.,  Newcastle  Capital  Management,  L.P.,  Newcastle
     Capital Group, L.L.C., JWL Acquisition Corp., Mark E. Schwarz,  Steven
     J. Pully, John P. Murray, Mark A. Forman, Mark J. Morrison and Clinton
     J. Coleman, dated December 13, 2005. (previously filed)

7.   Press  Release  issued  by  Newcastle  Partners,  L.P.,  dated       16 to 18
     January 5, 2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 16 of 18 Pages
---------------------                                     ----------------------

PRESS RELEASE

CONTACTS:
Daniel H. Burch (212)-929-5748
Jeanne M. Carr (212)-929-5916
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:
---------------------

  NEWCASTLE PARTNERS COMMENCES LITIGATION AGAINST PRENTICE CAPITAL MANAGEMENT,
      HOLTZMAN OPPORTUNITY FUND AND WHITEHALL JEWELLERS SEEKING INJUNCTIVE
             RELIEF ARISING FROM CERTAIN SECURITIES LAW VIOLATIONS

         DALLAS,  TX - JANUARY 5, 2006 --  Newcastle  Partners,  L.P.  announced today that it had commenced an action against Prentice Capital Management,  L.P.
("Prentice"),   Holtzman  Opportunity  Fund,  L.P.  ("Holtzman")  and  Whitehall
Jewellers,  Inc. (Pink Sheets: JWLR) in the United States District Court for the
Southern  District of New York seeking  injunctive  relief  arising from certain securities law violations, among other things.

         Newcastle's  Complaint  alleges that  Whitehall,  Prentice and Holtzman have engaged in a series of violations of the federal securities laws, including violations  of tender  offer  rules and  regulations.  Among other  things,  the
Complaint  alleges that  Prentice and Holtzman  have been  secretly  acquiring a control  block of shares,  without  disclosing  their  plans and  purchases,  in violation of Section 13(d) and Section 14(d) of the  Securities  Exchange Act of
1934.  According to the  Complaint,  Prentice and Holtzman  have engaged in a de facto tender offer, under which a select group of shareholders are being offered a substantial  premium to market prices as a coercive device to pressure them to tendering their shares.

         The Complaint further alleges that Whitehall has violated federal proxy laws by failing to disclose the  activities  of Prentice and Holtzman in support of the proposals  submitted by Whitehall  management  for  consideration  at the
Special Meeting of Shareholders.

         The  Complaint  also  alleges  that  Whitehall  has  violated  Delaware corporate law by favoring  Prentice and Holtzman in the auction now underway for control of Whitehall.  The Board of Whitehall has tilted the playing field,  the
Complaint  asserts,  by invoking  Whitehall's  "poison pill" against  Newcastle, while waiving this protective device against Prentice. Whitehall's waiver of the poison  pill is  effectively  permitting  Prentice  to  purchase  control,  with selected shareholders receiving a control premium. The Complaint further alleges that a majority  vote at the Special  Meeting is not  sufficient  to approve the reverse stock split  proposed by Whitehall  management.  The  Complaint  seeks a declaration that, under Whitehall's charter,  approval by 75% of the outstanding shares is required.

         Mark Schwarz, the managing member of Newcastle Partners, stated: "We believe that the Newcastle tender offer provides Whitehall's shareholders with a

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CUSIP 965 063 10 0                    13D                    Page 17 of 18 Pages
---------------------                                     ----------------------

clearly  superior  alternative to the Prentice  transaction.  Under  Newcastle's offer  Whitehall  shareholders  would  receive  $1.50 per share,  a  significant premium to market. It is clear to us that shareholders could suffer badly if the
Prentice   financing  is  approved  in  this  manipulative   manner.   Whitehall
shareholders  will lose the  opportunity  to accept a premium  offer and be left with  a  pink  sheet  investment  of  questionable  value  with  no  significant protections  from majority  holder  Prentice  whose  economic  interests have an inherent  conflict with all minority  investors. Newcastle was compelled to file its Complaint to prevent further  securities laws violations and to preserve the right of all of Whitehall's  shareholders to fairly choose between the Newcastle offer or the other alternative."

         Newcastle  Partners,  through its whole-owned  subsidiary,  commenced a cash tender  offer to purchase  all of the  outstanding  shares of  Whitehall on
December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share,  extending the termination date of the offer to 5:00 pm, New York City time on Friday,  January 27, 2006 and  eliminating  or amending a number of conditions to the offer so that Newcastle believes that the majority  of the  remaining  conditions  are now in the  control of the Board of
Directors of Whitehall.

         The  solicitation  and the  offer to buy  Whitehall  Jewellers,  Inc.'s common  stock is only  made  pursuant  to the  Offer  to  Purchase  and  related materials that  Newcastle  Partners,  L.P. and JWL  Acquisition  Corp.  filed on
December 5, 2005, as amended  December 22, 2005,  January 4, 2006 and January 5,
2006.  Stockholders  should  read the Offer to Purchase  and  related  materials carefully  because they contain important  information,  including the terms and conditions  of the offer.  Stockholders  can obtain  the Offer to  Purchase  and related  materials  free at the SEC's  website at  www.sec.gov,  from  MacKenzie
Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. ("Newcastle"), together with the other Participants (as defined below),  has made a definitive  filing with the SEC of a proxy statement
(the "Definitive  Proxy  Statement") and  accompanying  proxy card to be used to solicit votes against  proposals of Whitehall  Jewellers,  Inc. (the  "Company")
relating to a pending financing  transaction  between the Company and investment funds  managed by Prentice  Capital  Management,  L.P. and Holtzman  Opportunity
Fund,  L.P. and for the election of its slate of director  nominees at a special meeting of stockholders scheduled for January 19, 2006 (the "Special Meeting").

NEWCASTLE  ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ THE PROXY STATEMENT
AND OTHER  PROXY  MATERIALS  RELATING  TO THE  SPECIAL  MEETING  AS THEY  BECOME
AVAILABLE BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  SUCH PROXY MATERIALS ARE
AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION,
THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS,
WITHOUT  CHARGE,  UPON  REQUEST.  REQUESTS FOR COPIES  SHOULD BE DIRECTED TO THE
PARTICIPANTS'  PROXY  SOLICITOR,  MACKENZIE  PARTNERS,  INC.,  AT ITS  TOLL-FREE
NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 18 of 18 Pages
---------------------                                     ----------------------

THE  PARTICIPANTS  IN THE  PROXY  SOLICITATION  ARE  NEWCASTLE  PARTNERS,  L.P.,
NEWCASTLE  CAPITAL  MANAGEMENT,   L.P.,  NEWCASTLE  CAPITAL  GROUP,  L.L.C,  JWL
ACQUISITION  CORP., MARK E. SCHWARZ,  STEVEN J. PULLY,  JOHN P. MURRAY,  MARK A.
FORMAN AND CLINTON J. COLEMAN (THE  "PARTICIPANTS").  INFORMATION  REGARDING THE
PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE
13D JOINTLY  FILED WITH THE SEC ON APRIL 19, 2005,  AS  SUBSEQUENTLY  AMENDED ON
JULY 7, 2005, OCTOBER 27, 2005,  NOVEMBER 30, 2005,  DECEMBER 5, 2005,  DECEMBER
14,  2005,  DECEMBER  29,  2005 AND  JANUARY  5, 2006 AND THE  DEFINITIVE  PROXY
STATEMENT.